PROSPECTUS SUPPLEMENT NO. 2

to Prospectus dated December 17, 2003

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-108641

$278,650,000 2% Convertible Subordinated Notes

Due July 1, 2023

4,530,894 Shares of Common Stock

This document supplements information contained in that certain prospectus of ICOS Corporation dated December 17, 2003, as amended and supplemented from time to time, relating to the potential resale from time to time of $278,650,000 2% Convertible Subordinated Notes due July 1, 2023 and 4,530,894 shares of common stock by the selling securityholders identified in the prospectus and any prospectus supplements. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 29, 2004.

Selling Securityholders

The following table supplements, or amends, as noted, the information contained in the table set forth in the prospectus under the caption “Selling Securityholders.” This table sets forth certain information regarding the principal amount of notes beneficially owned and the number of shares of common stock issuable upon conversion of those notes that may be offered from time to time by the selling securityholders named in the table. The information in the table has been furnished to us by the selling securityholders.

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned	Percentage of Notes Outstanding(1)	Number of Shares of Common Stock That May Be Sold(2)	Percentage of Common Stock Outstanding(3)
The following information amends the information set forth in the prospectus originally filed or as previously amended or supplemented:

Aloha Pilots Retirement Trust	$50,000	*	813	*

Argent Classic Convertible Arbitrage (Bermuda) Fund Ltd.	$8,000,000	2.9%	130,080	*

Argent LowLev Convertible Arbitrage Fund Ltd.	$3,100,000	1.1%	50,406	*

CALAMOS® Market Neutral Fund-CALAMOS® Investment Trust	$8,200,000	2.9%	133,332	*

Clinton Multistrategy Master Fund, Ltd.	$3,900,000	1.4%	63,414	*

Clinton Riverside Convertible Portfolio Limited	$6,500,000	2.3%	105,690	*

Grace Convertible Arbitrage Fund, Ltd.	$5,000,000	1.9%	81,300	*

Guggenheim Portfolio Co. XV, LLC	$1,250,000	*	20,325	*

Ramius Partners II, LP	$500,000	*	8,130	*

RCG Latitude Master Fund, LTD	$8,950,000	3.2%	145,527	*

RCG Multi Strategy Master Fund, LTD	$2,000,000	*	32,520	*

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned	Percentage of Notes Outstanding(1)	Number of Shares of Common Stock That May Be Sold(2)	Percentage of Common Stock Outstanding(3)
The following information supplements the information set forth in the prospectus originally filed or as previously amended or supplemented.

Argent LowLev Convertible Arbitrage Fund II, LLC	$40,000	*	650	*

Credit Suisse First Boston LLC	$5,265,000	1.9%	85,609	*

Goldman Sachs & Co.(4)	$24,730,000	8.9%	402,110	*

North Pole Capital Master Fund	$4,000,000	1.4%	65,040	*

RCG Halifax Master Fund, Ltd.	$500,000	*	8,130	*

Xavex Convertible Arbitrage 5 Fund	$1,500,000	*	24,390	*

*	Less than 1%.

(1)	The percentage of notes outstanding beneficially owned by each selling securityholder is based on $278,650,000 aggregate principal amount of notes outstanding.

(2)	Assumes conversion of all the securityholder’s notes at a conversion rate of 16.260 shares per $1,000 principal amount of notes, which conversion rate is subject to certain adjustments. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Under the terms of the indenture, we are not required to issue fractional shares of common stock upon conversion of the notes and, in lieu thereof, will pay cash.

(3)	Calculated based on Rule 13d-3(d)(i) of the Securities Exchange Act of 1934, as amended, using 62,900,327 shares of common stock outstanding as of September 30, 2003. In calculating the amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular securityholder’s notes. We did not, however, assume the conversion of any other securityholder’s notes in such calculation.

(4)	Goldman Sachs & Co. is also the beneficial owner of 127,122 shares of common stock which are not registered for resale under the registration statement of which the prospectus and this prospectus supplement are a part. These shares represent less than 1% of our common stock outstanding as of September 30, 2003.

Credit Suisse First Boston and Goldman Sachs & Co. were initial purchasers for our offering of the notes. The terms of our purchase agreement with Credit Suisse First Boston and Goldman Sachs & Co. are described in the prospectus. Except for this relationship, none of the selling securityholders has, and none of the selling securityholders have within the past three years had, any position, office or any material relationship with us or any of our affiliates.

The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, some or all of their notes since the date on which the information in the above table is presented. As a result, this prospectus supplement may not reflect the exact principal amount of notes held by each selling securityholder on the date hereof and information about the selling securityholders may change over time. Regardless, the maximum aggregate principal amount of notes that may be sold pursuant to the prospectus will not exceed $278,650,000. Any changed information will be set forth in prospectus supplements.

Because the selling securityholders may offer all or a portion of the notes and the common stock, if converted, under the prospectus or this prospectus supplement, we cannot estimate the principal amount of the notes or the common stock that the selling securityholders will hold upon consummation of any sale.